Exhibit 99.2

KARBON CAPITAL PARTNERS CORP.

COMPENSATION COMMITTEE CHARTER

(Effective as of December 12, 2025)

I.
Purpose

The purpose of the Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) of Karbon Capital Partners Corp. (the “Company”) is to oversee the discharge of the responsibilities of the Board relating to compensation of the Company’s executive officers (as defined in Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) and directors.

II.
Composition

The Committee must consist of at least two directors, each of whom must satisfy the independence requirements of the Nasdaq Stock Market LLC (the “Nasdaq”), except as otherwise permitted by applicable Nasdaq rules, be a “non-employee director” as defined in Rule 16b-3 of the Exchange Act, and meet all other applicable independence standards for members of compensation committees, unless otherwise determined by the Board. Committee members must be appointed and may be removed, with or without cause, by the Board. Unless a Chair is designated by the Board, the Committee may designate a Chair by majority vote of the full Committee membership.

III.
Meetings, Procedures and Authority

The Committee has the authority to establish its own rules and procedures for notice and conduct of its meetings so long as they are not inconsistent with any provisions of the Company’s Amended and Restated Memorandum and Articles of Association (“MAA”) that are applicable to the Committee.

The Committee may, in its sole discretion, retain or obtain advice from compensation consultants, legal counsel or other advisers (independent or otherwise), provided that, preceding any such retention or advice, the Committee must take into consideration the applicable factors under Nasdaq rules. The Committee will be directly responsible for the appointment, compensation and oversight of any adviser it retains. The Company must provide for appropriate funding, as determined by the Committee, for payment of reasonable compensation to any adviser retained by the Committee and any other ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

In addition to the duties and responsibilities expressly delegated to the Committee in this Charter, the Committee may exercise any other powers and carry out any other responsibilities consistent with this Charter, the purposes of the Committee, the Company’s MAA and applicable Nasdaq rules.

The Committee has the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it deems appropriate, including the authority to request any officer, employee or adviser of the Company to meet with the Committee or any advisers engaged by the Committee.

IV.
Duties and Responsibilities
A.
CEO Evaluation and Compensation. The Committee will review and approve the corporate goals and objectives with respect to the compensation of the Chief Executive Officer. The Committee will evaluate the Chief Executive Officer’s performance in light of these goals and objectives and, based upon this evaluation (either alone or, if directed by the Board, in conjunction with a majority of the independent directors on the Board), will set the Chief Executive Officer’s compensation. The Chief Executive Officer may not be present during voting or deliberations on his or her compensation.
B.
Other Executive Officer Evaluation and Compensation. The Committee will oversee an evaluation of the executive officers other than the Chief Executive Officer and, after considering such evaluation, will review and set, or make recommendations to the Board regarding the compensation of such executive officers.
C.
Employment Agreements. The Committee will review and approve any employment, change in control and severance agreements or arrangements, and amendments to such agreements or arrangements, for the Company’s executive officers.
D.
Director Compensation. The Committee will review and make recommendations to the Board regarding director compensation.
E.
Incentive and Equity Compensation. The Committee will review and approve or make recommendations to the Board regarding the Company’s incentive compensation for executive officers and equity-based plans and arrangements (the “Plans”). The Committee has full authority to administer the Plans and to make grants of cash-based and equity-based awards under the Plans (except to the extent the terms of a Plan require administration by the full Board or to the extent that such authority is delegated to one or more persons in accordance with the terms of a Plan).
F.
Compensation Discussion and Analysis. The Committee will review and discuss with management the Compensation Discussion and Analysis (“CD&A”) and related disclosures to be included in the Company’s Annual Report on Form 10-K or annual proxy statement and determine whether it will recommend to the Board that the Company’s CD&A and related disclosures be included in the appropriate filing.
G.
Clawback Policy. The Committee will adopt, or recommend to the Board for adoption, and administer and oversee the Company’s compliance with any Company clawback or compensation recovery policy, including the Company’s policy for recovery of erroneously awarded compensation required by applicable SEC and Nasdaq rules.
H.
Succession Planning. The Committee will oversee the Company’s succession planning for the Chief Executive Officer and other executive officer roles.

I.
Compensation Committee Report. The Committee will review and approve the annual Compensation Committee Report required under Regulation S-K.
J.
Reports to the Board. The Committee must report regularly to the Board regarding the activities of the Committee.
K.
Committee Self-Evaluation. The Committee must annually perform an evaluation of the performance of the Committee.
L.
Review of this Charter. The Committee must annually review and reassess this Charter and submit any recommended changes to the Board for its consideration.

In addition to the powers and responsibilities expressly delegated to the Committee in this Charter, the Committee may exercise any other powers and carry out any other responsibilities consistent with this Charter, the purposes of the Committee, the Company’s MAA and the applicable rules of the SEC and Nasdaq.

V.
Delegation of Duties

In fulfilling its responsibilities, the Committee has the authority to delegate any or all of its responsibilities to a subcommittee of the Committee.

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